CHINA YIDA HOLDING, CO.
28/F Yifa Building
No. 111 Wusi Road
Fuzhou, Fujian, P. R. China, 350003

October 6, 2011
Via EDGAR
Attn: Ms. Kathleen Krebs, Special Counsel
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0302

Re:	Request for Extension to File Response
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 16, 2011
and Documents Incorporated by Reference
Form 10-Q for the Fiscal Quarter Ended June 30, 2011
Filed August 9, 2011
File No. 001-34567

Dear Ms. Krebs,

We are in receipt of the comment letter issued by the United States Securities & Exchange Commission (the “Commission”) dated September 22, 2011 regarding the above referenced filings (the “Comment Letter”). Please accept this correspondence as a request for an extension of an additional ten (10) business days to provide the Commission with our response to the Comment Letter due to the national holiday in China from October 1 to October 9, 2011. Accordingly, the Company will respond to the Commission’s comment letter, no later than Thursday, October 20, 2011.

Thank you for your attention to this matter.

Sincerely, /s/ Minhua Chen China Yida Holding, Inc. Name: Minhua Chen Title: Chief Executive Officer